CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. Notes Linked to the Consumer Price Index, due February 26, 2020	$1,150,000	$82.00*
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
*Fees of $57.04 were previously paid in connection with this offering as disclosed in the pricing supplement dated February 5, 2010 relating to HSBC USA Inc. Notes Linked to the Consumer Price Index, due February 26, 2020.

Pricing Supplement Addendum dated February 16, 2010
to Pricing Supplement dated February 5, 2010
to Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $1,150,000 Notes Linked to the Consumer Price Index

On February 5, 2010 HSBC USA Inc. offered $800,000 of the notes.  An additional $350,000 of the notes are being offered hereby.  The notes previously offered on February 5, 2010 and the notes offered hereby will have identical terms and conditions and will be part of the same series. Reference is made to the accompanying pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.

Issuer Rating:	AA- (S&P), A1 (Moody’s), AA (Fitch)†

Principal Amount:	$1,000 per note.

CUSIP / ISIN:	4042K0P66 / US4042K0P668

Trade Date:	February 16, 2010.

Pricing Date:	February 16, 2010.

Settlement Date:	February 26, 2010.

Maturity Date:	Expected to be February 26, 2020, or if such day is not a Business Day, the next succeeding Business Day.

Agent’s Discount Per Note/Total:	$20 / $7,000. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of the accompanying pricing supplement.

Proceeds to HSBC USA Inc. per Note / Total:	$980 / $343,000.

Form of Notes:	Book-Entry.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-3 of the accompanying pricing supplement and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement addendum, the accompanying pricing supplement, or prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.